NO ACT

DC
PE
12-20-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024864

Received SEC
FEB 13 2008
Washington, DC 20549

February 13, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/13/2008

Mark D. Nielsen
Vice President—Legal
Corporate Governance
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

Re: Raytheon Company
Incoming letter dated December 20, 2007

Dear Mr. Nielsen:

This is in response to your letters dated December 20, 2007, January 7, 2008, and January 15, 2008 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received letters from the proponent dated December 27, 2007, January 8, 2008, and January 16, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

December 20, 2007

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Ladies and Gentlemen:

Raytheon Company ("Raytheon" or the "Company") has received a shareholder proposal (the "Proposal") from John Chevedden ("Mr. Chevedden" or the "Proponent") that Mr. Chevedden wishes to have included in Raytheon's proxy materials to be mailed to shareholders in advance of its 2008 annual meeting of shareholders.

The Proposal, which is attached to this letter as Exhibit A, requests that Raytheon's board of directors amend the Company's bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage above 10%) of the Company's outstanding common stock the power to call a special shareholder meeting.

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite evidence of continuous share ownership in response to Raytheon's proper request for such evidence.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." The Proponent has not demonstrated his eligibility under this rule to submit the Proposal. The Proposal, as submitted to the Company on October 17, 2007, does not include evidence of share ownership as required by Rule 14a-8(b). See Exhibit A. Furthermore, the Proponent does not appear on the records of Raytheon's stock transfer agent as a shareholder of record. Accordingly, on October 26, 2007, which was within 14 calendar days of Raytheon's receipt of the Proposal, the

Company sent a letter to the Proponent via email and DHL Overnight Delivery informing him that it had not received the required evidence of continuous share ownership and requesting that he cure this deficiency (the "Deficiency Notice"). See Exhibit B. DHL records confirm delivery of the Deficiency Notice to the Proponent at 10:30 AM on October 27, 2007. See Exhibit C. Under Rule 14a-8(f)(1), the Proponent had until November 12, 2007 to cure this deficiency. The Proponent offered no response within the required time period and, subsequently, ignored the Company's outstanding request in a separate email communication.[1]

On numerous occasions the Staff has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied the minimum ownership requirement for the one-year period required by [R]ule 14a-8(b)." Int'l Paper Co. (avail. Feb. 28, 2007); International Business Machines Corp. (avail. Dec. 5, 2006); General Motors Corp. (avail. Apr. 3, 2006); Intel Corp. (avail. Feb. 8. 2006); Crown Holdings, Inc. (avail. Jan. 27, 2005); Lucent Technologies, Inc. (avail. Nov. 26, 2003).

Because the Proponent has failed to respond to the Deficiency Notice by providing Raytheon with satisfactory evidence of his required share ownership, we ask that the Staff concur that Raytheon may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

In addition, we believe that portions of the Proposal could properly be excluded because they "impugn [the] character, integrity or personal reputation" of the CEO and various directors of Raytheon (Note (b) to Rule 14a-9) and are irrelevant to the subject matter of the Proposal. Indeed, the bullet-pointed assertions set forth in the Proponent's supporting statement, a smorgasbord of inflammatory snippets unrelated to the merits of the Proposal, suggest an overall purpose of personal vilification. However, in light of the clear basis for exclusion under Rule 14a-8(f)(1), we will not amplify on this basis for relief in this letter.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at (781) 522-3036. Please be advised that Raytheon presently estimates that it will send its definitive proxy materials to a financial printer approximately on or about March 25, 2008, and we therefore respectfully request that the Staff act on the request set forth in this letter promptly. Pursuant to Rule 14a-8(j)(2), filed herewith are six

[1] On November 21, 2007, Raytheon received an email from the Proponent setting forth a revised version of the Proposal. See Exhibit D.

copies of this letter as well as six copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1), Raytheon is notifying the Proponent of its intention to exclude the Proposal from the 2008 proxy and we have provided a copy of this submission to the Proponent.

Very truly yours,

Mark D. Nielsen
Vice President—Legal. Corporate Governance

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000
FX: 781-860-2172

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden October 17, 2007

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
James Marchetti
Senior Counsel
PH: 781-522-5834
FX: 781-522-6467

[RTN: Rule 14a-8 Proposal, October 17, 2007]

3 – Special Shareholder Meetings

[Please do not omit the above title-line as was omitted in 2007. Omission would be the same as omitting the title-line of "ELECTION OF DIRECTORS" on page 13 of the 2007 annual meeting proxy statement]

RESOLVED, **Special Shareholder Meetings**, shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage above 10%) of our outstanding common stock the power to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

The advantage of adopting this proposal should be also considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported:

- The Corporate Library http://www.thecorporatelibrary.com an independent investment research firm rated our company:
  - "D" overall.
  - "Very High Concern" regarding executive pay.

- According to The Corporate Library the high level of CEO pay (nearly $20 million in 2006) raised concerns about the alignment of executive interests with shareholder interests.
- Meanwhile, board composition represented moderate concern for shareholder interests because of a scandal involving Mr. Swanson and his 2005 book titled "Swanson's Unwritten Rules of Management." It soon emerged that Mr. Swanson appeared to have plagiarized many of the rules from another author. This incident raised fundamental concerns about Mr. Swanson's judgment and character. And although the board docked some of Mr. Swanson's 2006 pay – Mr. Swanson still received nearly $20 million!

- Cumulative voting was not allowed.
- No shareholder right to act by written consent.
- Our following key directors served on boards rated "D" by the Corporate Library:

1) Mr. Deutch	Citigroup (C)	D-rated

2) Mr. Poses	Centex (CTX)	D-rated
3) Mr. Spivey	Lyondell Chemical (LYO)	D-rated
	ADC Telecommunications (ADCT)	D-rated

◦ Directors Spivey and Skates were designated as "Accelerated Vesting" directors by The Corporate Library due to their involvement with a board that accelerated stock option vesting in order to avoid recognizing the related expense.

The above context shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

James G Marchetti/US/Raytheon
10/26/2007 03:57 PM

To Olmsted7p@earthlink.net
cc Jay B Stephens/US/Raytheon@MAIL, Mark D Nielsen/US/Raytheon@MAIL
bcc Janet M Higgins/EO/Raytheon/US@MAIL
Subject Stockholder Proposal

Dear Mr. Chevedden:

Reference is hereby made to your letter to William Swanson (the "Letter") and the stockholder proposal attached thereto submitted for inclusion in Raytheon's proxy statement for the 2008 annual meeting of stockholders ("2008 Proxy Statement") relating to special shareholder meetings (the "Proposal") which Raytheon received via facsimile on October 17, 2007.

Under Rule 14a-8(b) of the Securities Exchange Act of 1934, you must submit evidence that you have continuously held shares of Raytheon common stock with a market value of at least $2,000 for at least one year prior to the date the Proposal was submitted (the "Continuous Ownership Requirement"). In submitting your proposal, you failed to satisfy this requirement. Accordingly, in accordance with Rule 14a-8(f), you are hereby notified that, unless Raytheon is provided, not later than 14 days from the date you receive this letter, with appropriate documentation proving that you meet the Continuous Ownership Requirement, Raytheon intends to exclude the Proposal from its 2008 Proxy Statement. Please note that, even if you furnish the appropriate documentation on a timely basis, the Company reserves the right to exclude the Proposal on other grounds in accordance with Rule 14a-8.

Very truly yours,

James G. Marchetti

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834
Fax: 781-522-3332
james_g_marchetti@raytheon.com

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.6467 fax
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

By DHL and Email

October 26, 2007

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

RE: Stockholder Proposal

Dear Mr. Chevedden:

Reference is hereby made to your letter to William Swanson (the "Letter") and the stockholder proposal attached thereto submitted for inclusion in Raytheon's proxy statement for the 2008 annual meeting of stockholders ("2008 Proxy Statement") relating to special shareholder meetings (the "Proposal") which Raytheon received via facsimile on October 17, 2007.

Under Rule 14a-8(b) of the Securities Exchange Act of 1934, you must submit evidence that you have continuously held shares of Raytheon common stock with a market value of at least $2,000 for at least one year prior to the date the Proposal was submitted (the "Continuous Ownership Requirement"). In submitting your proposal, you failed to satisfy this requirement. Accordingly, in accordance with Rule 14a-8(f), you are hereby notified that, unless Raytheon is provided, not later than 14 days from the date you receive this letter, with appropriate documentation proving that you meet the Continuous Ownership Requirement, Raytheon intends to exclude the Proposal from its 2008 Proxy Statement. Please note that, even if you furnish the appropriate documentation on a timely basis, the Company reserves the right to exclude the Proposal on other grounds in accordance with Rule 14a-8.

Very truly yours,

James Marchetti

James G. Marchetti

Enclosures

cc: Jay B. Stephens, Senior Vice President, General Counsel and Secretary
Mark D. Nielsen, Vice President-Legal, Corporate Governance

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olmsted
<olmsted7p@earthlink.net>
11/21/2007 05:05 PM

To James Marchetti <James_g_marchetti@RAYTHEON.COM>
cc
bcc
Subject RTN: Rule 14a-8 Proposal

History: This message has been forwarded.

Mr. Marchetti, This is a back up of a fax today.
Sincerely,
John Chevedden

[RTN: Rule 14a-8 Proposal, October 17, 2007, Revised November 21, 2007]
3 - Special Shareholder Meetings
[Please do not omit the above title-line as was omitted in 2007. Omission would be the same as omitting the title-line of [3]ELECTION OF DIRECTORS[2] on page 13 of the 2007 annual meeting proxy statement]

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 - including 74%-support at Honeywell (HON).

The merits of this proposal should also be considered in the context of our company[1]s overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:
€ The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company:
[3]D[2] overall.
[3]Very High Concern[2] regarding executive pay.
€ According to The Corporate Library our high level of CEO pay (nearly $20 million in 2006) raised concerns about the alignment of executive interests with shareholder interests.
€ Meanwhile, board composition represented moderate concern because of a

scandal involving Mr. Swanson and his 2005 book, ³Swanson¹s Unwritten Rules of Management.² It soon emerged that Mr. Swanson appeared to have plagiarized many of the rules. This incident raised fundamental concerns about Mr. Swanson¹s judgment and character. And although the board docked some of Mr. Swanson¹s 2006 pay - Mr. Swanson still received nearly $20 million!

Additionally:
€ We had no shareholder right to:
1) Cumulative voting.
2) To act by written consent.
3) To call a special meeting.
€ Our following key directors served on boards rated ³D² by the Corporate Library:

1) Mr. Deutch	Citigroup (C)
2) Mr. Poses	Centex (CTX)
3) Mr. Spivey	Lyondell Chemical (LYO)

ADC Telecommunications (ADCT)
€ Directors Spivey and Skates were designated as ³Accelerated Vesting² directors by The Corporate Library due to their involvement with a board that sped up stock option vesting in order to avoid recognizing the related cost.
The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:
Special Shareholder Meetings -
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by ³3² above) based on the chronological order in which proposals are submitted. The requested designation of ³3² or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
€ the company objects to factual assertions because they are not supported;
€ the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
€ the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company,

its directors, or its officers; and/or
€ the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. William Swanson
Chairman
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3000
FX: 781-860-2172

Rule 14a-8 Proposal

Dear Mr. Swanson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden

October 17, 2007

cc: Jay B. Stephens
Corporate Secretary
FX: 781-522-3001
James Marchetti
Senior Counsel
PH: 781-522-5834
FX: 781-522-6467

[RTN: Rule 14a-8 Proposal, October 17, 2007]

3 – Special Shareholder Meetings

[Please do not omit the above title-line as was omitted in 2007. Omission would be the same as omitting the title-line of "ELECTION OF DIRECTORS" on page 13 of the 2007 annual meeting proxy statement]

RESOLVED, **Special Shareholder Meetings**, shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage above 10%) of our outstanding common stock the power to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

The advantage of adopting this proposal should be also considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported:

- The Corporate Library http://www.thecorporatelibrary.com an independent investment research firm rated our company:
  - "D" overall.
  - "Very High Concern" regarding executive pay.

- According to The Corporate Library the high level of CEO pay (nearly $20 million in 2006) raised concerns about the alignment of executive interests with shareholder interests.
- Meanwhile, board composition represented moderate concern for shareholder interests because of a scandal involving Mr. Swanson and his 2005 book titled "Swanson's Unwritten Rules of Management." It soon emerged that Mr. Swanson appeared to have plagiarized many of the rules from another author. This incident raised fundamental concerns about Mr. Swanson's judgment and character. And although the board docked some of Mr. Swanson's 2006 pay – Mr. Swanson still received nearly $20 million!

- Cumulative voting was not allowed.
- No shareholder right to act by written consent.
- Our following key directors served on boards rated "D" by the Corporate Library:

1) Mr. Deutch	Citigroup (C)	D-rated

2) Mr. Poses	Centex (CTX)	D-rated
3) Mr. Spivey	Lyondell Chemical (LYO)	D-rated
	ADC Telecommunications (ADCT)	D-rated

- Directors Spivey and Skates were designated as "Accelerated Vesting" directors by The Corporate Library due to their involvement with a board that accelerated stock option vesting in order to avoid recognizing the related expense.

The above context shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

Regarding the company December 20, 2007 no action request, the broker letter was faxed 2-times to the fax number that appears in the company exhibit B-2: "781.522.6467 fax." The time of the two faxes are 11/06, 20:34 and 11/06, 20:47. Exhibit B-2 is a company letter dated October 26, 2007 – so the fax number listed on this letterhead ("781.522.6467 fax") is a current company fax number.

It seems like the company is hiding something. Exhibit D, the email version of the proposal revision, was also faxed to the company to the same fax ("781.522.6467 fax") in a fax format. Yet the fax format, which is more readable, is not included as an exhibit. The company footnote on page 2 acknowledges receiving the email version. However the company is absolutely silent on the note at the beginning of the email version that states: "This is a back up of a fax today."

Also Mr. Ray T. Chevedden's rule 14a-8 proposal was faxed to "781.522.6467 fax" on November 21, 2007.

For these reasons it is respectfully requested that concurrence not be granted to the company on any basis. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

James Marchetti <James_g_marchetti@raytheon.com>

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RECEIVED
2008 JAN -8 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RECEIVED
2008 JAN -8 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's
December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RECEIVED
2008 JAN -8 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 7, 2008

Division of Corporation Finance
Office of the Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Follow-Up to Raytheon's December 20, 2007 Letter and Proponent's December 27, 2007 Letter

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's December 27, 2007 letter to you regarding Raytheon Company's December 20, 2007 request that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1) because he has not provided the requisite evidence of his continuous share ownership.

Please be advised that Raytheon Company has not received a broker letter providing the requisite evidence of continuous share ownership. We did not receive such a letter from Mr. Chevedden when he claims to have faxed it to us, nor did he attach such a letter to his December 27, 2007 letter. We further note that the 14-day period during which he was required to provide such a letter has long since passed.

Accordingly, Raytheon Company once again requests that the Staff concur in our view that Mr. Chevedden's purported shareholder proposal dated October 17, 2007 may be excluded from our 2008 Proxy pursuant to Rules 14a-8(b) and 14a-8(f)(1).

Very truly yours,

Mark D. Nielsen

Mark D. Nielsen
Vice President – Legal
Corporate Governance

cc: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

Regarding the company December 20, 2007 no action request and January 7, 2008 letter, attached is the broker letter and fax confirmation page for two identical November 6, 2007 faxes of the broker letter. The broker letter was faxed to the company fax number that appears in the heading of the company October 26, 2007 letter which is the company exhibit B-2: "781.522.6467 fax."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

National Financial Services LLC
Operations and Services Group
[illegible]

November 6, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in Raytheon Co. ("RTN") and Honeywell Int'l Inc. (HON).

I can confirm that John Chevedden has continuously held no less than 100.000 shares of RTN since July 1, 2005, and 100 shares of HON since July 1, 2006.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 9:30 a.m. to 6:00 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W048016-06NOV07

Post-it® Fax Note 7671	Date 11-6-07 # of pages ▶
To James Marchetti	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 781-522-6467	Fax #

522-5637 781-860-2172

Fidelity

ACTIVITY REPORT

TIME : 11/08/2007 22:27

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT
			01:19	03	OK	TX ECM
			01:19	03	OK	TX ECM
			01:25	03	OK	TX ECM
			01:19	03	OK	TX ECM
			01:15	03	OK	TX ECM
			01:15	03	OK	TX ECM
			01:16	03	OK	TX ECM
			35	02	OK	RX ECM
			01:16	03	OK	TX ECM
			01:32	04	OK	TX ECM
			01:17	03	OK	TX ECM
			01:16	03	OK	TX ECM
			01:22	04	OK	TX ECM
			01:18	03	OK	TX ECM
11/06	20:34	17815226467	26	01	OK	TX ECM
11/05	20:47	17815226467	25	01	OK	TX ECM
			24	01	OK	TX ECM
			25	01	OK	TX ECM
			01:12	03	OK	TX ECM
			01:13	03	OK	TX ECM
			01:13	03	OK	TX ECM
			01:19	03	OK	TX ECM
			01:31	03	OK	TX
			01:13	03	OK	TX ECM
			01:42	03	OK	TX ECM
			01:21	03	OK	TX ECM
			01:24	03	OK	TX ECM
			01:18	03	OK	TX ECM
			01:18	03	OK	TX ECM
			01:27	03	OK	TX

BUSY : BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING

Raytheon

Mark D. Nielsen
Vice President-Legal
Corporate Governance
781.522.3036
781.522.3332 fax

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

Via DHL Overnight Delivery

January 15, 2008

Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company – File No. 1-13699
Omission of Shareholder
Proposal Pursuant to Rule 14a-8(f)(1)

Ladies and Gentlemen:

We are writing in response to Mr. John Chevedden's January 8, 2008 letter to you in which he finally provides a broker letter from an affiliate of Fidelity Investments with respect to his record ownership.

The sequence of relevant correspondence and events is as follows:

- **October 17, 2007:** Mr. Chevedden submits proposal to Raytheon, with no evidence of record ownership.
- **October 26, 2007:** Raytheon sends, by e-mail and overnight delivery, a letter to Mr. Chevedden requesting that he cure the deficiency by providing the requisite evidence of record ownership.
- **November 12, 2007:** Deadline for Mr. Chevedden to cure deficiency, under Rule 14a-8(f)(1).
- **December 20, 2007:** Raytheon submits request to SEC to exclude proposal based, primarily, on lack of evidence of record ownership.
- **December 27, 2007:** Mr. Chevedden submits response to Raytheon's letter of December 20, in which he refers to a "broker letter," which he claims to have faxed to Raytheon before the deadline. He provides no copy or other information about the "broker letter."
- **January 7, 2008:** Raytheon submits response that it still has not received evidence of record ownership.
- **January 8, 2008:** Mr. Chevedden submits response to Raytheon's January 7 letter, finally attaching the broker letter.

We note that Mr. Chevedden includes with his January 8, 2008 letter a facsimile sheet, which appears to show that one page was faxed by him twice to one of the many facsimile numbers at Raytheon Company on November 6, 2007. He claims this was the broker letter. Review of our records indicates that no such broker letter was received from Mr. Chevedden on that date, nor that the broker letter was received on any date prior to January 8. (It is possible that he inadvertently sent a blank page).

Raytheon Company has many facsimile numbers and has never identified the facsimile number used by Mr. Chevedden as one to which shareholder proposals should be sent. In fact, the first indication Raytheon received that Mr. Chevedden had sent any such broker letter was his December 27, 2007 letter, more than six weeks after the deadline.

Failure to provide evidence of requisite ownership within the 14-day timeframe is by itself a sufficient basis to exclude a proposal from proxy materials. *See* General Motors Corp. (March 22, 2007).

Very truly yours,

Mark D. Nielsen

CC: John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 16, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The speculative company January 15, 2008 letter suggests that the company could have received one or two blank faxes from the same source within a few minutes. However the requirement is for one broker letter – not two.

The company does not give its opinion on whether a blank fax would have an originating fax number in the margin. The company does not advise whether it would normally make any note or do any investigating if it received in quick succession two blank faxes with originating fax numbers in the margin. The company also unintentionally suggests that it has trouble keeping track of its incoming faxes since the company has "many facsimile numbers."

The company does not dispute that the date on the Fidelity broker letter is November 6, 2007.

Returning to the text of the January 8, 2008 letter:
Regarding the company December 20, 2007 no action request and January 7, 2008 letter, attached is the broker letter and fax confirmation page for two identical November 6, 2007 faxes of the broker letter. The broker letter was faxed to the company fax number that appears in the heading of the company October 26, 2007 letter which is the company exhibit B-2: "781.522.6467 fax."

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons and the previous reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark D. Nielsen <Mark_d_nielsen@raytheon.com>

National Financial Services LLC
Operations and Services Group
[illegible]

November 6, 2007

John Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in Raytheon Co. ("RTN") and Honeywell Int'l Inc. (HON).

I can confirm that John Chevedden has continuously held no less than 100.000 shares of RTN since July 1, 2006, and 100 shares of HON since July 1, 2006.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 9:30 a.m. to 6:00 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W048016-06NOV07

Post-it® Fax Note 7671	Date 11-6-07 # of pages ▶
To James Marchetti	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 781-522-6467	Fax #

522-5837 781-860-2172

ACTIVITY REPORT

TIME : 11/08/2007 22:27

DATE	TIME	FAX NO./NAME	DURATION	PAGE(S)	RESULT	COMMENT	
			01:19	03	OK	TX	ECM
			01:19	03	OK	TX	ECM
			01:26	03	OK	TX	ECM
			01:19	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			01:15	03	OK	TX	ECM
			01:16	03	OK	TX	ECM
			35	02	OK	RX	ECM
			01:16	03	OK	TX	ECM
			01:32	04	OK	TX	ECM
			01:17	03	OK	TX	ECM
			01:15	03	OK	TX	ECM
			01:22	04	OK	TX	ECM
			01:18	03	OK	TX	ECM
11/06	20:34	17815226457	26	01	OK	TX	ECM
11/05	20:47	17815226467	25	01	OK	TX	ECM
			24	01	OK	TX	ECM
			25	01	OK	TX	ECM
			01:12	03	OK	TX	ECM
			01:13	03	OK	TX	ECM
			01:13	03	OK	TX	ECM
			01:19	03	OK	TX	ECM
			01:31	03	OK	TX	
			01:13	03	OK	TX	ECM
			01:42	03	OK	TX	ECM
			01:21	03	OK	TX	ECM
			01:24	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01:18	03	OK	TX	ECM
			01:27	03	OK	TX	

BUSY : BUSY/NO RESPONSE
NG : POOR LINE CONDITION
CV : COVERPAGE
CA : CALL BACK MSG
POL : POLLING

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated December 20, 2007

The proposal relates to special meetings.

Rule 14a-8(b) requires that a proponent have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to submitting the proposal. The proponent was required to provide a written statement from the record holder verifying that the proponent continuously owned the securities for a period of one year as of the time he submitted the proposal. We note, however, that Raytheon failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Raytheon's request for additional information from the proponent. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END